Exhibit 99.7

April 26, 2023

ACTION MAY BE REQUIRED BY NON-REGISTERED HOLDERS

OF THOMSON REUTERS COMMON SHARES

In order to provide returns to shareholders from our recent dispositions of shares in London Stock Exchange Group plc co-owned by the company and certain investment funds affiliated with Blackstone, we have proposed a return of capital transaction consisting of:

•	a cash distribution of US$4.67 per common share, or approximately US$2.2 billion in the aggregate; and

•	a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution.

The proposed return of capital transaction requires shareholder approval and an annual and special meeting of shareholders will be held on June 14, 2023. While the full details of the proposed transaction are described in the accompanying management proxy circular and other related materials, action is required if an eligible non- registered shareholder wishes to opt out of the transaction. You’re a “non-registered shareholder” because you hold your Thomson Reuters shares indirectly and they’re registered in the name of an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee).

Here’s what you should do:

Action

Follow your intermediary’s instructions if you’re eligible to opt out of the transaction and decide to do so. Any opt-out elections should be completed by your intermediary’s deadline. You should contact your intermediary if you did not receive information regarding how to opt out.

(Certain shareholders who are taxable in a jurisdiction outside of Canada - including taxable U.S. resident shareholders and others - can opt out of the transaction)

If you’re not eligible to opt out of the transaction or are eligible to opt out but decide not to, no further action is required to participate in the transaction.

Please note that as a non-registered shareholder, you are subject to voting deadlines set out in the proxy or voting instructions provided by your intermediary. You should contact your intermediary if you have any questions regarding your proxy or voting instructions.

Questions? Need Help?

Please contact our Information Agent, D.F. King & Co., Inc.

Canada/U.S. Toll Free Phone:

1-866-864-4943

e-mail: tri@dfking.com

Outside Canada/U.S., call collect: 1-212-269-5550

This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and provisions in the accompanying management proxy circular and other related materials. Your intermediary may require the delivery of other documents in connection with the transaction.